EXHIBIT 99.1

Almaden Reports on Lower Court Decision Regarding Mexico’s Ministry of Economy Efforts to Deny Twenty Year-Old Ixtaca Mineral Title Applications

VANCOUVER, British Columbia, April 13, 2023 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) wishes to advise stakeholders that, further to our press release of February 22, 2023, the second district court in Puebla State (the “District Court”) has ruled in favour of the submission made by Mexico’s Ministry of Economy (“Economia”) which seeks to deny the two mineral title applications which were first made by Almaden in 2002 and 2008, and which in turn initially led to the grant of mineral titles in 2003 and 2009, respectively (the “Economia Submission”). These mineral titles underpin the Ixtaca deposit which was discovered by Almaden in 2010. As previously reported, these mineral titles were reduced to application status as a result of an early 2022 decision of Mexico’s Supreme Court of Justice (“SCJN”). The District Court is implementing the SCJN decision.

The District Court ruling appears to rely heavily on Economia’s determination regarding the Company’s 2002 and 2008 title applications, and in its decision has not provided arguments to address the Company’s challenge of the Economia Submission. Almaden will appeal this District Court decision and is pursuing other legal means to challenge the Economia Submission. Almaden has been advised that so long as these appeals are continuing, Almaden’s mineral title applications from 2002 and 2008 remain in place thus preserving the preferential mineral rights.

Duane Poliquin, Chair of Almaden, stated “We are very alarmed by this arbitrary decision of Economia and will appeal the District Court ruling. We continue to support the indigenous consultation as outlined in the SCJN decision, which we believe will allow the principal host communities to express their strong support for the project”.

About Almaden

Almaden Minerals Ltd. discovered the Ixtaca project in Puebla State, Mexico, in 2010. Almaden’s interest in the Ixtaca project is subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the intention to appeal the decision of the District Court, and other legal actions that may be taken in respect of the Economia Submission.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s consultation process with indigenous communities and judicial decisions thereon; stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: Mexico’s consultation process with indigenous communities and potential litigation in respect thereof; political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/